MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	Samir Virani
Direct Tel.	604.648-1671
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	33724-0001 / W0019761.DOC

May 26, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Gary Newberry
Division of Corporation Finance

Dear Sirs:

Re:	China Health Care Corporation
Form 10-K for the Year Ended September 30, 2008
Filed December 29, 2008
Response Letter Dated December 24, 2008
File No. 333-127016

In connection with your comment letter dated February 13, 2009, China Health Care Corporation (the “Company” or “CHCC”) would like to provide the requested information as follow:

Form 10-K for the fiscal year ended September 30, 2008

General

1. We note that you are a domestic registrant with operations in the People’s Republic of China. Rule 5-04(a)(3) of Regulation S-X requires Schedule I – condensed financial information of the Registrant, if the stated conditions are met. Please clarify how you determined the stated conditions are met, including your calculations to show such schedule is not required. If the stated conditions are met, please revise your filing to provide this schedule.

CHCC:
The schedules are not required because less than 25% of the restricted assets are held by the Company directly.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Cost of revenue

2. We note that you include wages paid to doctors and medical personnel who provide the initial training and hospital management expertise to the hospital when the VIP Birthing Centers are initially setup on a non-fixed on-going basis to cost of revenues. Please clarify whether you incur other labor costs associated with your consulting services. In addition, explain the nature of the labor costs that you charge to selling, general and administrative expense.

CHCC:
In addition to the initial set up costs, we paid bonuses to the site supervisors who liaise with the host hospital and verify the monthly operating results of VIP Birthing Centers, due to the amount involved is immaterial, we charged it as center expenses in Selling, G&A expenses. For the labor costs which are charged in Selling, G&A expense, it consisted of the salaried staff of marketing, accounting & administrative in Head office.

Report of Registered Independent Public Accounting Firm, page 1

3. In an amended filing, provide an accountants’ report for the fiscal year ended September 30, 2008, as required by Regulation S-X Rule 2-02. In addition, please confirm that the financial statements as of and for the year ended September 31, 2008 were audited by an independent public accounting firm.

CHCC:
The 10-K has been revised to incorporate the accountants’ report.

Consolidated Statements of Operations, page 4

Years Ended September 30, 2008 and 2007

Consolidated Statements of Operations and Comprehensive Loss, page F-4

4. We have considered your response to our prior comment number 13. Please clarify your response as to whether the VIP Center in Guangzhou, which ceased operation in March 2007, had any revenues or expenses reported in your Fiscal Year ended September 30, 2006. Such revenues or expenses should be reclassified and reported as discontinued operation for the Fiscal Year ended September 30, 2006. We again refer you to paragraph 43 of SFAF 144, which requires you to report the results of operations for the current and prior periods in discontinued operations.

CHCC:
In the 8/K-A filing, there is a line item on the income statement for loss from continuing operations with a reference to Note 15 which shows the loss associated with Guangzhou.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

The revenues and expenses for Guangzhou are included in the line item loss from discontinued operations which is further detailed in Note 15 of the Financial Statements in accordance with paragraph 43 of SFAS 144.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

g) Revenue Recognition, page 32

5. Your response to prior comment number 13 indicates that you provide capital investment and consultancy services to all your customers except Xiamen Center. Please further clarify the following:

In more detail, explain the terms of your consultancy services that you provide to various Centers that you serve. For example, please explain the length of each consultancy agreement, how you are compensated (e.g., time and materials, fixed fee) and the exact nature of the services you are required to provide.

CHCC:
Provision of consultancy services includes 1) technical training for hospital staff; 2) interior design & decoration of VIP Birthing Center; 3) testing and implementation of medical equipments; 4) establishment of quality control procedures; and 5) provision of hospital management expertise.

Clarify the nature and amount of the capital investment that you provided to the Wuxi, Changsha and Foshan Centers and how you have determined that the consideration received from these centers represents revenue and not a return on investment.

CHCC:
Capital investment in Wuxi, Changsha and Foshan Centers included 1) fitting up of the VIP Birthing Centers; 2) installation of medical equipment; and 3) licensing fees payable to JHI.

Explain the significant terms of your contract with the Macau Center.

CHCC:
UPMG (Macau) provides the following services on a project by project basis: 1) hospital management and related consultancy; 2) hospital services development; and 3) external partnering relationships.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

6. It appears that your investment in the Centers is in the form of capital equipment and leasehold improvements based on your response to prior comment number 6. If this is correct, please clarify how you are accounting for such property, plant and equipment that you have invested and the basis for your accounting. As part of your response, please clarify how you have evaluated SFAS 13 and EITF 01-8 to determine whether this investment represents a lease of the property invested.

CHCC:
Capital equipment and leasehold improvements invested in the Centers are treated as the property and equipment of CHCC. For its accounting policies, please refer to note 2(f) of the Company’s Financial Statements for details.

Unaudited Financial Statements June 30, 2008 and 2007

Notes to Consolidated Financial Statements

Note 10 – Convertible Preferred Shares, page 38

7. We note your reclassification of the outstanding preferred shares as liabilities as of September 30, 2008 in response to our comment 20. Please provide your analysis and reference to the relevant accounting standards you considered that led to this conclusion. In addition, tell us why this reclassification was not reported as a correction of an error pursuant to SFAS 154. Please provide your materiality analysis pursuant to SAB 99 which supports your conclusion.

CHCC:
The notes have disclosed all of the characteristics of the security, all of which point to the security being carried as debt in accordance with EITF 00-19. The mandatory redemption feature, liquidation preference, and the preferred dividends are debt like characteristics. Because the Company cannot control the outcome of a successful IPO, the Company would have had to potentially repay the amount of funds raised from the issuance of the CPS; therefore, a debt classification was more appropriate. The conversion feature of the CPS was not a separable instrument either; therefore, it was also carried as a debt. Any contract that would require cash settlement should be carried as debt.

The company will make a disclosure to satisfy SFAS 154 and SAB99.

“In accordance with SFAS 154 “Accounting Changes and Error Corrections” and SAB 99 “Materiality”, the Company has reclassified the CPS to liability from equity as a correction of an accounting error. The CPS characteristics indicated a different accounting treatment was necessary. The amount was material to the balance sheet both in dollars and for the purposes of the users of the financials. The Company is currently in dispute with one of the holders of the CPS where repayment is being requested. The risks associated with this item being a liability warrant this correction of error. From a materiality standpoint,

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

clearly the item was the single largest item on the balance sheet; therefore, its proper reclassification, arising from the consideration of its attributes, was necessary.”

Controls and Procedures

Management’s report on internal control over financial reporting, page 46

8. Include a statement as required by Regulation S-K Item 308T(a)(4) that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting.

CHCC:
The section on controls and procedures has now been updated in accordance with your comments.

Changes in internal control over financial reporting, page 47

9. Revise your disclosure to address any change in internal control over financial reporting as required by Regulation S-K Item 308T(b).

CHCC:
The section on controls and procedures has now been updated in accordance with your comments.

Exhibits 31.1 and 31.2

10. We note that the wording of these certification. is not exactly as required by Exchange Act Rule 13a-14(a). In your amended filing, these exhibits should be titled “Certifications” and paragraph four should also address your responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

CHCC:
We attach a copy of Exhibit 31.1 which has been revised to reflect the requirements of Exchange Act Rule 13a-14(a) and which will be used in all future filings.

Form 10-Q for the Quarter Ended September 30, 2008

11. Please clarify why you provided a Form 10-Q for the period ended September 30, 2008 when this is your fiscal year end. Please be advised that if you were planning to change your fiscal year you would be required to file a transition report pursuant to the requirements of Exchange Act Rule 13a-10 and 15d-13 and Financial Reporting Codification 102.05. You would not be permitted to change you fiscal year by filing an interim report.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

CHCC:
The Company had intended to change fiscal year to December 31, 2008 but later rescinded this action in consideration of the business needs and the related financial reporting.

12. Please clarify why the unaudited balance sheet amounts reported in your unaudited financial statements do not agree to the amounts reported in your audited financial statements as filed in your Form 10-K on December 29,2008.

CHCC:
The main difference in Balance Sheet item on 30 September 2008 between 10-K (issued on 29 December 2009) and 8-K/A (issued on 20 January 2009) are Minority Interest (USD254,868), Accounts payable(USD280,438) , Accrued liabilities(USD216,840), Dividend payable(USD203,448) and Accumulated deficits(USD406,304)

We need to eliminate all minority interest (USD254,868) in revised version dated 20 January 2009 as total loss over the entity’s minority interest. So, all items related to Minority interest should be reallocated into retained earnings for the date of 30 September 2007.

The main query between accounts payable and accrued liabilities are the classification of other payable of total USD280,438. As other payable is raised from the expense for the Year 2006/07 such as audit fee and consulting fee, we amend “other payable” from accounts payable to accrued liabilities.

The accumulated loss is difference mainly raised by the cancellation of dividend payable provided for 2% redemption premium on Convertible preferred share (as USD203,448 of interest payment was not found the agreement of redemption) and reallocated from retained earnings account (USD254,868).

Form 8-K/A filed on January 20, 2009

Unaudited Financial statements

June 30, 2008 and 2007

13. Please clarify why the amounts reported on your balance sheet as of September 30, 2007 in your interim report does not agree to the amounts reported in your audited financial statements as of September 30, 2007 as provided in the Form 8-K/A.uss all material differences and explain how you considered SFAS 154 and SAB 99 when determining whether these changes represent errors in previously issued financial statements that would require restated financial statements.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

CHCC:
As the balance sheet as of September 30, 2007 in our interim report have been done by K P Cheng & Co, we do not agree with some of the figures in the report, so we reported in our audited financial statements as of September 30, 2007 as provided in the Form 8-K/A.

1. Samuel H Wong & Co had re-classified convertible preference share (USD 10,172,376) from equity to the non-current liabilities.

2. The structure of the equity are difference between Samuel H Wong & Co and K P Cheng & Co. Samuel H Wong included “China Health Care Corporation” and presented based on share outstanding in China Health Care Corporation as the report. So, the presentation of the common stock and paid in capital have different.

3. Discontinued operation in 8K, it can not defined and indicated which centers are included in discontinues operations because of the calculation base different with both parties. Samuel H Wong & Co. has requested director to confirm which companies did not have operation and put the figure of discontinuous operation but not yet sold into balance sheet (Related party receivables USD179,540, Prepaid expenses USD69,871, Accounts payable USD927,644 and Accrued liabilities USD22,085) and profit and loss accounts. K P Cheng only disposed all asset for the year ended 31 December 2008 and raised the profit of USD1,240,961.

4. For related parties receivable and payable, Samuel H Wong & Co provided the amount of receivable/payable based on the client’s account. Also, the loan to Inno-tech Holding Ltd stated in K P Cheng & Co (US771,604) have been reclassified as related party payable.

Also, in this version, Samuel H Wong & Co accrued 2% of dividend payable (US200,815) for redemption premium on the principal balance of the CPS on 2006.

14. Please clarify why the audited financial statements of UPMG as of September 30, 2007 as contained within this filing do not agree to the September 30, 2007 audit financial statements provided in your Form 10-K filed on December 29, 2008.

CHCC:
The audited financial statements of UPMG as of September 30, 2007 as contained within this filing was done by K P Cheng & Co. The figure in balance sheet items is naturally different with the figure for the date of September 30, 2007 audit financial statements provided in Samuel H Wong Form 10-K filed on December 29, 2008. The main point raised up the difference has been stated in question 13.

For the income statement, Samuel H Wong & Co have adjusted interest expense US910,000 reallocate form convertible preference shares dividend as convertible preference share was the nature of liabilities.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

In Sales item, Samuel H Wong & Co reclassified USD 62, 954 (Shanghai Center) in to discontinuous operation. So sales decreased around such amounts.

Expense reallocation was difference between Samuel H Wong & Co and K P Cheng & Co. Samuel H Wong & Co broken total operation expense of K P Cheng & Co of USD1,726,504 into selling expense (USD 150,978), general and administrative expense (USD 971,275), selling expense in discontinuous operation (USD 3,581) and general and administrative expense (USD 557,996)

Also, Samuel H Wong & Co adopt average year ended rate for RMB-USD exchange rate (Average rates in 2006/2007 was 7.72569) for Guangzhou Inno-Proactive Medicare Consultancy Ltd, Shanghai Proactive Medicare consultancy Ltd and UPMG(Shenzhen) Limited (K P Cheng & Co has not adopted RMB-USD exchange rate) so that there was still difference although the figure of income/expense in individual company level was correct.

15. We note that your certifying officers have concluded that your internal controls over financial reporting and your disclosure controls and procedures are effective as of September 30, 2007 based on your disclosure on page 46 of your Form 10-K. Please clarify how you have evaluated the changes in the reported amounts in your periodic filings and other reporting deficiencies when making this conclusion.

CHCC:

The section on controls and procedures has now been updated to disclose that both the Company’s internal controls over financial reporting and disclosure controls and procedures were not effective.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:               /s/ Samir Virani

                      Samir Virani

Attachment:

Amended Form-10K